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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 06 2023
Washington, DC

SEC FILE NUMBER
8- 34910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Sturges Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8787 Bay Colony Drive, #1002
(No. and Street)

Naples	Florida	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges 239-302-2967
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Michael R. Sturges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sturges Company, as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive and Financial Officer
Title

Notary Public

WENDY L HARRIS
Notary Public - State of Florida
Commission # HH 235694
My Comm. Expires May 27, 2026

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Sturges Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Sturges Company (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2011
Abington, Pennsylvania
January 27, 2023

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	211,846
Prepaid expenses		2,716
Total assets	$	214,562

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	14,562
Subordinated borrowings		200,000
Total liabilities		214,562
Stockholder's Equity:		
Common stock par value $5 per share, authorized 750 shares issued and outstanding - 100 shares		500
Accumulated Deficit		(500)
Total stockholder's equity		-
Total liabilities and stockholder's equity	$	214,562

The accompanying notes are an integral part of this financial statement.

1. Organization

The Sturges Company ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Ohio in 1985, and effective January 1, 2016 the Company has reincorporated in the state of Florida. The Company moved its principal office to the state of Florida. This change will have no effect on the Company's business activities. The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans or US Government Securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – The Company only commits to underwritings on a best efforts' basis, thus there are no open commitments at December 31, 2022. In addition, the Company acts on other tax-exempt bond issues as a Municipal Advisor to the borrower.

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the settlement date (the date on which the Company purchases the securities from the issuer) for its' fixed fee negotiated prior to the sale of the securities. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level for Federal or state income tax purposes.

The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles. As of, and during the year ended December 31, 2022, the Company did not have a liability for unrecognized tax benefits.

Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 90 days.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through January 27, 2023 the date the financial statements were available to be issued and has determined that there were no subsequent events, requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services pursuant to a secondary clearing agreement with L.M. Kohn & Company.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital and capital requirements of $197,284 which was $97,284 in excess of its required net capital of $100,000. The Company's net capital ratio was .07 to 1.

5. Subordinated Borrowings

There is one borrowing under a subordination agreement at December 31, 2022 payable to the shareholder of the Company with a principal balance of $200,000. The subordinated borrowing bears interest at 4.75% per annum and provides for automatic annual extensions, unless the borrower gives a notice thirteen months in advance of cancellation of the scheduled maturity date. The borrowing is available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowing has been approved by FINRA.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.